

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

December 7, 2009

<u>Via Mail and Facsimile (33(0)1 56 59 39 38)</u>

Gervais Pellissier
Chief Financial Officer
France Telecom
6, place d'Alleray
75505 Paris Cedex 15
France

> **Re: France Telecom**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed April 23, 2009**
> **File No. 1-14712**

Dear Mr. Pellissier:

   We have limited our review of your filing to disclosure relating to your contacts with countries that have been identified as a state sponsor of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. It appears from various news articles that your Middle Eastern, African and Caribbean operations include business in Iran, Syria, Sudan and Cuba. Specifically, it appears that Syria and Sudan have fixed-line access to IP VPN services from Orange; that France Telecom Espana has active roaming agreements with operators in Cuba, Iran, Syria and Sudan; that Orange Uganda Limited has active roaming agreements with operators in Sudan; that you are part of the EASSy and IMEWE consortiums with Sudanese and Syrian telecom providers to provide services in certain countries including Sudan and Syria; that Orange Armenia

leases fiber optic line from Iran; that GlobeCast America broadcasts channels from Iran and Syria; and that Sofrecom has run projects for Cuba.

Iran, Syria, Sudan and Cuba are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 20-F does not include disclosure regarding contacts with, Iran, Syria, Sudan or Cuba. Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, whether through subsidiaries, resellers, distributors, or other direct or indirect arrangements. Your response should describe any services, products, equipment, components or technology you have provided to those countries and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

2. Please discuss the materiality of the contacts with Iran, Syria, Sudan and Cuba described in response to our prior comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Gervais Pellissier
France Telecom
December 7, 2009
Page 3

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please understand that we may have additional comments after we review your response to our comments. Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Linda Hesse, Esq. (Via Facsimile)
        Jones Day

        Larry Spirgel
        Assistant Director
        Division of Corporation Finance